SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

AMENDMENT NO. 2

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a)

TRIBUNE COMPANY

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

896047-10-7

(Cusip Number)

William Stinehart, Jr.

2029 Century Park East

Suite 4000

Los Angeles, California 90067

(310) 552-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896047-10-7	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS

Susan Babcock IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

48,126,341
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

48,126,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,126,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS

Jeffrey Chandler IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

30,132
8 SHARED VOTING POWER

48,126,341
9 SOLE DISPOSITIVE POWER

30,132
10 SHARED DISPOSITIVE POWER

48,126,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,156,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS

Camilla Chandler Frost IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

427,662
8 SHARED VOTING POWER

48,126,341
9 SOLE DISPOSITIVE POWER

427,662
10 SHARED DISPOSITIVE POWER

48,126,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,554,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.8%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS

Roger Goodan IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

62,352
8 SHARED VOTING POWER

48,126,341
9 SOLE DISPOSITIVE POWER

62,352
10 SHARED DISPOSITIVE POWER

48,126,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,188,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS

William Stinehart, Jr. IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

44,222
8 SHARED VOTING POWER

48,126,341
9 SOLE DISPOSITIVE POWER

44,222
10 SHARED DISPOSITIVE POWER

48,126,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,170,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS

Judy C. Webb IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

48,126,341
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

48,126,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,126,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSONS

Warren B. Williamson IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

12,602
8 SHARED VOTING POWER

48,126,341
9 SOLE DISPOSITIVE POWER

12,602
10 SHARED DISPOSITIVE POWER

48,126,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,138,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%
14	TYPE OF REPORTING PERSON

OO (Trustee)

This Amendment No. 2 supplements and amends the Schedule 13D filed by the Trustees of Chandler Trust No. 1 and Chandler Trust No. 2 (the “Chandler Trusts”) on June 21, 2000, as amended by Amendment No. 1 filed on June 13, 2006.

ITEM 4 PURPOSE OF THE TRANSACTION.

Item 4 is hereby supplemented as follows:

On September 21, 2006, the Chandler Trusts entered into (i) a Distribution Agreement among Tribune Company (“Tribune”), TMCT, LLC (“TMCT”), Candle Holdings Corporation, Fortify Holdings Corporation and the Chandler Trusts (the “TMCT Distribution Agreement”) and (ii) a Distribution Agreement among Tribune, TMCT II, LLC (“TMCT II”), Fortification Holdings Corporation, Wick Holdings Corporation, Eagle New Media Investments, LLC, Eagle Publishing Investments, LLC and the Chandler Trusts (the “TMCT II Distribution Agreement” and, together with the TMCT Distribution Agreement, the “Distribution Agreements”).

The Distribution Agreements contemplate, among other things, that within 30 days of the initial transactions contemplated therein, which were consummated on September 22, 2006, TMCT and TMCT II will each distribute all of the remaining shares of Tribune’s common stock held by TMCT and TMCT II to their respective members in accordance with such members’ percentage ownership interests in TMCT and TMCT II (the “Subsequent Distributions”). As a result of the Subsequent Distributions, the Chandler Trusts will receive, in the aggregate, an additional 11,822,206 shares of Tribune’s common stock. In addition, the Chandler Trusts have agreed that, with respect to any election of directors or other proposal submitted to the stockholders of Tribune during the twelve-month period beginning on the date of the Subsequent Distributions, the Chandler Trusts will vote, or cause to be voted, the shares of Tribune’s common stock received by the Chandler Trusts in the Subsequent Distributions in the same proportion that the capital stock of Tribune held by all of Tribune’s stockholders is voted with respect to such election or other proposal

Also on September 21, 2006, Tribune announced that its board of directors has established an independent special committee to oversee management’s exploration of alternatives for creating additional value for shareholders. The three Tribune directors designated by the Chandler Trusts voted in favor of establishing such special committee. In Tribune’s public announcement of the board action, Warren B. Williamson, Chairman of the Chandler Trusts stated, “The Chandler Trusts are pleased that we reached an agreement that serves the interests of all Tribune shareholders. We will now work collaboratively with management and the board to build value for all shareholders.”

The Chandler Trusts intend to closely monitor the process established to consider strategic alternatives and the manner in which the process is conducted to assure that the maximum value reasonably attainable is achieved for holders of Tribune common stock.

Except as set forth herein, as of the date hereof, the Chandler Trusts do not have any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

As of September 22, 2006:

(A) Ms. Babcock (i) is the beneficial owner of 48,126,341 shares, (ii) has the sole power to vote or direct the vote of 0 shares, (iii) the shared power to vote or direct the vote of 48,126,341 shares, (iv) the sole power to dispose or direct the disposition of 0 shares and (v) the shared power to dispose or direct the disposition of 48,126,341 shares of Tribune Common Stock beneficially owned by her representing approximately 19.6% of the issued and outstanding shares of Common Stock of Tribune.

(B) Mr. Chandler (i) is the beneficial owner of 48,156,473 shares, (ii) has the sole power to vote or direct the vote of 30,132 shares, (iii) the shared power to vote or direct the vote of 48,126,341 shares, (iv) the sole power to dispose or direct the disposition of 30,132 shares and (v) the shared power to dispose or direct the disposition of 48,126,341 shares of Tribune Common Stock beneficially owned by him representing approximately 19.6% of the issued and outstanding shares of Common Stock of Tribune.

(C) Ms. Frost (i) is the beneficial owner of 48,554,003 shares, (ii) has the sole power to vote or direct the vote of 427,662 shares, (iii) the shared power to vote or direct the vote of 48,126,341 shares, (iv) the sole power to dispose or direct the disposition of 427,662 shares and (v) the shared power to dispose or direct the disposition of 48,126,341 shares of Tribune Common Stock beneficially owned by him representing approximately 19.8% of the issued and outstanding shares of Common Stock of Tribune.

(D) Mr. Goodan (i) is the beneficial owner of 48,188,693 shares, (ii) has the sole power to vote or direct the vote of 62,352 shares, (iii) the shared power to vote or direct the vote of 48,126,341 shares, (iv) the sole power to dispose or direct the disposition of 62,352 shares and (v) the shared power to dispose or direct the disposition of 48,126,341 shares of Tribune Common Stock beneficially owned by her representing approximately 19.6% of the issued and outstanding shares of Common Stock of Tribune.

(E) Mr. Stinehart (i) is the beneficial owner of 48,170,563 shares, (ii) has the sole power to vote or direct the vote of 44,222 shares, (iii) the shared power to vote or direct the vote of 48,126,341 shares, (iv) the sole power to dispose or direct the disposition of 44,222 shares and (v) the shared power to dispose or direct the disposition of 48,126,341 shares of Tribune Common Stock beneficially owned by him representing approximately 19.6% of the issued and outstanding shares of Common Stock of Tribune.

(F) Ms. Webb (i) is the beneficial owner of 48,126,341 shares, (ii) has the sole power to vote or direct the vote of 0 shares, (iii) the shared power to vote or direct the vote of 48,126,341 shares, (iv) the sole power to dispose or direct the disposition of 0 shares and (v) the shared power to dispose or direct the disposition of 48,126,341 shares of Tribune Common Stock beneficially owned by her representing approximately 19.6% of the issued and outstanding shares of Common Stock of Tribune.

(G) Mr. Williamson (i) is the beneficial owner of 48,138,943 shares, (ii) has the sole power to vote or direct the vote of 12,602 shares, (iii) the shared power to vote or direct the vote of 48,126,341 shares, (iv) the sole power to dispose or direct the disposition of 12,602 shares and (v) the shared power to dispose or direct the disposition of 48,126,341 shares of Tribune Common Stock beneficially owned by him representing approximately 19.6% of the issued and outstanding shares of Common Stock of Tribune.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Distribution Agreement, dated September 21, 2006, among Tribune Company, TMCT, LLC, Candle Holdings Corporation, Fortify Holdings Corporation and the Chandler Trusts (incorporated by reference to Exhibit No. 10.1 to Form 8-K of Tribune Company filed with the SEC on September 22, 2006).

2.	Distribution Agreement, dated September 21, 2006, among Tribune, TMCT II, LLC, Fortification Holdings Corporation, Wick Holdings Corporation, Eagle New Media Investments, LLC, Eagle Publishing Investments, LLC and the Chandler Trusts (incorporated by reference to Exhibit No. 10.3 to Form 8-K of Tribune Company filed with the SEC on September 22, 2006).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2006

/S/ Susan Babcock
Susan Babcock

Date: September 25, 2006

/S/ Jeffrey Chandler
Jeffrey Chandler

Date: September 26, 2006

/S/ Camilla Chandler Frost
Camilla Chandler Frost

Date: September 25, 2006

/S/ Roger Goodan
Roger Goodan

Date: September 25, 2006

/S/ William Steinhart, Jr.
William Stinehart, Jr.

Date: September 25, 2006

/S/ Judy C. Webb
Judy C. Webb

Date: September 25, 2006

/S/ Warren B. Williamson
Warren B. Williamson